# Nasdaq Regulation

**Nasdaq**

**Arnold Golub**
Vice President
Office of General Counsel

June 14, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 12, 2021 The Nasdaq Stock Market (the "Exchange") received from Grom Social Enterprises, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.001 par value

Warrants to purchase shares of Common Stock, par value $0.001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,